Exhibit 99.1

Press release

Judge in WiLAN vs. Apple Litigation Rules that Certain WiLAN Patent Claims are Valid

OTTAWA, Canada – April 9, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that U.S. District Judge Rodney Gilstrap has ruled that claims 1 and 10 of WiLAN’s U.S. Patent No. RE37,802 (“the 802 patent” ) were improperly invalidated by the jury in the WiLAN vs. Apple lawsuit in Marshall, Texas, in October 2013.

“The court is unable to find that the jury’s finding as to the invalidity of claims 1 and 10 of the 802 patent is supported by substantial evidence,” Judge Gilstrap wrote in his decision. “Accordingly, the jury’s invalidity verdict cannot stand.”

While the judge denied other aspects of WiLAN’s motion for judgment, WiLAN President & CEO, Jim Skippen, commenting on the court’s ruling, stated: “We believed all along that the claims in our 802 patent were valid, and this decision just reaffirms that belief. We also believe that the judge’s ruling will be of significant benefit to WiLAN with respect to any future appeals we may make to the U.S. Federal courts concerning our ongoing intellectual property disputes with Apple.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will be of significant benefit”, “we may make” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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